

March 24, 2011

Daron Evans
Chief Financial Officer
Nile Therapeutics, Inc.
4 West 4th Avenue, Suite 400
San Mateo, CA 94402

Re: Nile Therapeutics, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 15, 2011
File No. 001-34058

Dear Mr. Evans:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director